Exhibit 21.1

The following is a list of subsidiaries of Edwards Lifesciences Corporation, omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2023:

Legal Entity	State of Incorporation/ Formation	Country of Incorporation/ Formation
Edwards Lifesciences LLC	Delaware	U.S.
Edwards Lifesciences Services GmbH		Germany
Edwards Lifesciences (U.S.) Inc.	Delaware	U.S.
Edwards Lifesciences (Japan) Limited		Japan